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                              September 16, 2020

       Steven Bronson
       Chief Executive Officer
       Interlink Electronics Inc.
       1 Jenner, Suite 200
       Irvine, CA, 92618

                                                        Re: Interlink
Electronics Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed September 3,
2020
                                                            File No. 000-21858

       Dear Mr. Bronson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2020 letter.

       Amendment No. 1 to Registration Statement on Form 10

       Business, page 5

   1. We note your response to prior comment 2 but your new risk factor indicates that your business would be
harmed if you lose one or more of your major customers or a major customer significantly
reduces its volume of business. Given that you "expect to continue to be dependent on
[y]our major customers," please identify the customers who comprised
                                                        36.8%, 10.4% and 10.2%
of your net revenues in 2019. Also disclose whether any of
                                                        these top three
customers accounted for a material portion of your revenue in prior years.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 23

   2. Please include a discussion of material changes in your results of operations for the three
 Steven Bronson
Interlink Electronics Inc.
September 16, 2020
Page 2
       months ended June 30, 2020 as compared to the three months ended June 30, 2019.
       Clarify the specific impacts of the COVID 19 pandemic on your results of operations.
       Also, clarify if there have been any material changes in your results of operations subsequent to June 30, 2020. We refer you to Item 303(b) of Regulation
S-K.
3. Your disclosure on page 26 states that you expect revenues to stabilize for the remainder of the year. Please clarify this statement in light of your disclosure on page 11 that you are experiencing, and expect to continue to experience, lower demand and volume for products and services, client requests for engagement deferrals or other contract modifications, and other factors related directly and indirectly to the COVID-19 pandemic that adversely impact your business.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameSteven Bronson
                                                              Division of
Corporation Finance
Comapany NameInterlink Electronics Inc.
                                                              Office of
Technology
September 16, 2020 Page 2
cc:       John McIlvery
FirstName LastName